Chris Y. Chen
Tel. 714.708.6538
Fax. 714.708.6501
chenc@gtlaw.com

April 24, 2007

Via Electronic Filing

Mr. Larry Spirgel, Assistant Director
United States Securities & Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Re: U.S. Dry Cleaning Corporation
Form SB-2, Filed December 27, 2006
File No. 333-139689

Dear Mr. Spirgel:

On behalf of our client, U.S. Dry Cleaning Corporation (the “Company”), the purpose of this letter is to inform the Staff that the Company filed Amendment No. 3 to its Registration Statement on Form SB-2 on April 20, 2007. We note that the Staff has previously indicated to us that the Staff has no further comments regarding the Company’s Registration Statement, and as discussed with Mr. Gopal R. Dharia, the changes reflected in the amendment were primarily to address comments the Company received from the NASD and comments the Company received from the State of Maryland. The changes reflected in the amendment do not affect the Company’s responses to the Staff’s comments previously received by the Company.

If you have any questions, please telephone the undersigned at (714) 708-6538.

          Very truly yours,

          /s/ Chris Y. Chen

CYC/df

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AMSTERDAM
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TAMPA
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TYSONS CORNER
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_______
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